CG Oncology, Inc.

400 Spectrum Center Drive, Suite 2040

Irvine, CA 92618

January 22, 2024

VIA EDGAR

Mr. Jimmy McNamara

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	CG Oncology, Inc.

Registration Statement on Form S-1, as amended

File No. 333-276350

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of CG Oncology, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on January 24, 2024, or as soon as practicable thereafter.

Please contact Matthew T. Bush of Latham & Watkins LLP, counsel to the Company, at (858) 523-3962, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

CG ONCOLOGY, INC.

By:	/s/ Arthur Kuan
Arthur Kuan
Chairman and Chief Executive Officer

cc:	Arthur Kuan, CG Oncology, Inc.

Corleen Roche, CG Oncology, Inc.

Cheston J. Larson, Latham & Watkins LLP

Anthony Gostanian, Latham & Watkins LLP

Charles S. Kim, Cooley LLP

Denny Won, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Peinsipp, Cooley LLP